UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                            Commission File Number:  0-10990

                              Castle Energy Corporation
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            (Exact name of registrant as specified in its charter)


  357, South Gulph Road, Suite 260, King of Prussia, PA 19422 (610-992-9900)
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                          Common Stock - $.50 Par Share
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           (Title of each class of securities covered by this Form)


                                      None
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     (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rules 12g-4(a)(1)(i)   [x]     Rules 12h-3(b)(1)(i)   [ ]
     Rules 12g-4(a)(1)(ii)  [ ]     Rules 12h-3(b)(1)(ii)  [ ]
     Rules 12g-4(a)(2)(i)   [ ]     Rules 12h-3(b)(2)(i)   [ ]
     Rules 12g-4(a)(2)(ii)  [ ]     Rules 12h-3(b)(2)(ii)  [ ]
                                    Rules 15d-6            [ ]

     Approximate number of holders of record as of the certification or notice date: 1*

     Pursuant to the requirements of the Securities Exchange Act of 1934, Castle Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                      Delta Petroleum Corporation


Date:  April 28, 2008                 By:/s/ Stanley F. Freedman
                                         Stanley F. Freedman
                                         Executive Vice President and
                                         General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* This form is filed by Delta Petroleum Corporation, parent of DPCA LLC, a direct wholly-owned subsidiary of Delta Petroleum Corporation, in connection with and pursuant to the merger of Castle Energy Corporation ("Castle") with and into DPCA LLC with DPCA LLC being the surviving corpora-tion, to indicate that Castle will no longer be required to file reports under the Securities and Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities and Exchange Act of 1934, DPCA LLC, a Delaware limited liability company and the successor by merger to Castle, has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.